April 12, 2013

Via E-mail and EDGAR:
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Discovery Communications, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 14, 2013
File No. 1-34177

Dear Mr. Spirgel:

Set forth below are Discovery Communications, Inc.'s (the “Company”, "we" or "our") responses to the Securities and Exchange Commission Staff's (“SEC” or the “Staff”) comments given by letter dated March 25, 2013 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 14, 2013. For ease of reference, we have repeated the Staff's comments preceding each response. The comments are numbered to correspond to the comments set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Results of Operations - 2012 vs. 2011, page 29

1.     Comment:
We note that while you discuss factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. As such it is not clear if one factor is more significant than another. For example, we note that excluding the impact of foreign currency fluctuations, distribution revenues increased 9% due to “contractual rate increases, growth of pay television subscribers, and decreased amortization of deferred launch incentives.” However, you do not quantify these factors nor analyze the underlying reason for the change in contractual rate increases, growth of pay television subscribers, and decrease in amortization of deferred launch incentives. Where there are material fluctuations individually or in aggregate, we believe your disclosures could be improved by ensuring that all material factors are quantified and analyzed.

To the extent applicable, this type of disclosure should be applied to all material line items included in your consolidated statement of income. Please refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

Response:
We acknowledge the Staff's comment. In our SEC filings, we list factors to which changes in our results of operations are attributable in descending order of significance to give readers an indication of the relative significance of each factor. In future SEC filings, beginning with our Form 10-Q for the quarter ended March 31, 2013, where multiple factors are identified as contributing to a significant change in an income statement line item, we will provide additional detail regarding the relative significance of those factors. In addition, where material, we will include a description of the underlying reasons for the cited increases and decreases. An example of our proposed disclosure using the distribution revenue example

Discovery Communications, Inc.
April 12, 2013

cited in your comment is shown below (marked to show changes made to the 2012 Form 10-K).

a.	Consolidated
Distribution revenue is largely dependent on the rates negotiated in ~~the~~ our distribution agreements, the number of subscribers that receive our networks or content~~,~~ and the market demand for the content we provide. Consolidated distribution revenue increased $136 million. Excluding the impact of foreign currency fluctuations, distribution revenue~~s~~ increased 9%, or $177 million, as a result of increases of $135 million at our International Networks segment and $42 million at our U.S. Networks segment. The increase at U.S. Networks was ~~attributable~~ primarily due to contractual rate increases~~,~~ while the increase at International Networks was primarily due to the growth of pay television services, including the launch of new networks and more subscribers on existing networks and a $31 million decrease~~d~~ in amortization of deferred launch incentives.

b.	U.S. Networks
Distribution revenue increased $42 million. Distribution revenue increased $52 million driven primarily by annual contractual rate increases ~~and increases in~~. The number of paying subscribers increased slightly in 2012, principally for networks carried on the digital tier. ~~This~~ These increases ~~was~~ were partially offset by ~~the impact of~~ a $10 million decrease in licensing revenue earned under agreements to extend and expand the license of selected library titles ~~in the prior year~~.

c.	International Networks
Distribution revenue increased $94 million. Excluding the impact of foreign currency fluctuations, distribution revenues increased 16%, or $135 million, which is primarily attributable to the continued growth of pay television services and, to a lesser extent, as a result of contractual rate increases. The growth in pay television services resulted from additional network launches resulting in higher fees from distributors, largely in Western Europe, and from the continued growth of subscribers to existing services, in Latin America, Central and Eastern Europe, the Middle East and Africa ("CEEMEA") and, to a lesser extent, Asia~~, as well as decreased~~. In addition, revenue increased by $31 million because amortization of ~~deferred~~ launch incentive~~s~~ payments made to distributors, which is a contra revenue item, decreased in 2012 as certain balances became fully amortized.

Note 16. Income Taxes, page 82

2.     Comment:
We note the significant increase in your unrecognized tax benefit balance from the prior year. Please expand your discussion under the provision for income taxes in MD&A to describe the reason for the increase. Also, tell us how you considered providing a discussion in the critical accounting policies and estimates section in the MD&A. Provide us with your proposed disclosure.

Response:
We believe that our policies relating to accounting for income taxes, including uncertain tax positions, are critical accounting policies and we have identified them as critical in the critical accounting policies and estimates section of our MD&A included in our Annual Report on Form 10-K for the year ended December 31, 2012. We respectfully note that footnote 2, Summary of Significant Accounting Policies, and footnote 16, Income Taxes, to our 2012 financial statements included the disclosures required by ASC 740 with respect to uncertain tax positions. We believe that these disclosures, which include a tabular rollforward of the liability, are significant and provide the reader with the information necessary

Discovery Communications, Inc.
April 12, 2013

to understand our reserve for uncertain tax positions in all material respects. However, we acknowledge the Staff's comment and in future filings, beginning with our March 31, 2013, Form 10-Q, we will enhance our MD&A by adding the following discussion of our accounting for uncertain tax positions:

Critical Accounting Policies and Estimates
From time to time, the Company engages in transactions in which the tax consequences may be uncertain. Examples of such transactions include business acquisitions and dispositions, financing transactions and intercompany transactions. Significant judgment is required in assessing and estimating the tax consequences of these transactions. The Company prepares and files tax returns based on its interpretation of tax laws and regulations. In the normal course of business, the Company's tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In determining the Company's tax provision for financial reporting purposes, the Company establishes a reserve for uncertain tax positions unless the Company determines that such positions are more likely than not to be sustained upon examination based on their technical merits, including the resolution of any appeals or litigations processes. There is considerable judgment involved in determining whether positions taken on the Company's tax returns are more likely than not to be sustained. The Company adjusts its tax reserve estimates periodically because of ongoing examinations by, and settlements with, various taxing authorities, as well as changes in tax laws, regulations and interpretations. The Company's reserves for uncertain tax positions at December 31, 2012 and 2011, totaled $128 million and $46 million, respectively. The increase in the reserve in 2012 was attributable, in approximately equal proportion, to provisions recorded related to: uncertainties regarding the valuation of certain assets; uncertainties regarding the eligibility for, and application of the rules surrounding, certain tax incentives and credits, and; uncertainties regarding allocation and taxation of income among multiple jurisdictions.

* * * *
The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me at (240) 662-2425 or Kurt_Wehner@discovery.com.

/s/ KURT T. WEHNER
Kurt T. Wehner
Executive Vice President and Chief Accounting Officer, Discovery Communications, Inc.

cc: David M. Zaslav, President and Chief Executive Officer, Discovery Communications, Inc.;
Andy Warren, Chief Financial Officer, Discovery Communications, Inc.;
Bruce Campbell, Chief Development Officer and General Counsel, Discovery Communications, Inc.;
Stephanie Marks, Senior Vice President, Securities Law and Corporate Secretary, Discovery Communications, Inc.;
Kristine Deringer, Vice President Technical Accounting and External Reporting, Discovery Communications, Inc.;

Discovery Communications, Inc.
April 12, 2013

Carlos Pacho, Senior Assistant Chief Accountant, Securities and Exchange Commission;
Ivette Leon, Assistant Chief Accountant, Securities and Exchange Commission;
Inessa Kessman, Senior Staff Accountant, Securities and Exchange Commission;
Rudy Licciardi, Partner, PricewaterhouseCoopers LLP